Exhibit 99.1

Multi Ways Holdings Announces Closing of Second Tranche of $1.485 Million Registered Direct Offering

SINGAPORE, September 26, 2025 — Multi Ways Holdings Limited (“Multi Ways,” the “Company” or the “Issuer”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announced the closing of the second tranche of the registered direct offering of 9,000,000 ordinary shares, par value $0.00025 per share, and warrants to purchase up to 9,000,000 ordinary shares.

The offering was priced at $0.165 per ordinary share and accompanying warrant. The Company received aggregate gross proceeds of $1,485,000 from this second tranche. Each warrant will be exercisable at $0.198 per share for a period of five years following its issuance. The Company intends to use the net proceeds for working capital and general corporate purposes.

Spartan Capital Securities, LLC, acted as the exclusive placement agent for this registered direct offering. Ortoli Rosenstadt LLP acted as counsel to the Company. Sichenzia Ross Ference LLP acted as counsel to Spartan Capital Securities, LLC.

The registered direct offering was made pursuant to an effective registration statement on Form F-1 (File No. 333-286220) initially filed with the Securities and Exchange Commission on March 28, 2025, as amended and declared effective by the Securities and Exchange Commission on September 10, 2025.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Multi Ways Holdings Limited

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop. For more information, visit www.multiwaysholdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com